

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2015

<u>Via Email</u>
Timothy Neher
President and Director, Chief Executive Officer
Accelerated Acquisitions XIX, Inc.
951 Mariners Island Boulevard, Suite 300
San Mateo, California 94404

  Re: Accelerated Acquisitions XIX, Inc.
    Form 10-K for the Fiscal Year Ended March 31, 2014
    Filed July 1, 2014
    File No. 000-54611

Dear Mr. Neher:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Brian Cascio

      Brian Cascio
      Accounting Branch Chief